**AM 2/24/03

5/1-03

SEC MAIL PROCESSING
RECEIVED
JAN 21 2003
WASH. D.C. 155 SECTION

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-16853~~

8-16853

03002772

FACING PAGE

Information Required of Brokers and Dealers ... of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IRVING LOCKER D/B/A ESICO CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 W. 72 ST #29F
(No. and Street)

NEW YORK (City) NY (State) 10023 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IRVING LOCKER 212-874-7936
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ABDALA, SAM
(Name — *if individual, state last, first, middle name*)

3A S. MAIN ST. (Address) MARLBORO (City) N.J. (State) 07746 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/25/03

1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, IRVING LOCKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESICO CO., as of DECEMBER 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DAVID S. LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2006

[signature]
Signature

PROPRIETOR
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAM ABDALA
PUBLIC ACCOUNTANT
3A SOUTH MAIN STREET- BLDG 3A
MARLBORO, NJ 07746
732-780-2742

January 14, 2003

Securities & Exchange Commission
26 Federal Plaza
New York, N.Y. 10007

Gentlemen:

I have examined the Focus Report for Esico Co. for the period from January 1, 2002 to December 31, 2002. My examination was made in accordance with generally accepted auditing standards and accordingly included a review of the system of internal control and procedures for safeguarding securities. My examination also included a test of the accounting records necessary, including the audit procedures prescribed by the Securities & Exchange Commission.

In my opinion, the Focus Report presents fairly the Financial Condition of Esico Co. as of December 31, 2002. In conformity with the generally accepted accounting principals applied on a consistant basis. There are no inequacies in the accounting system or system of internal control and procedures for safeguarding securities. In addition Esico Co. is in full compliance with all NASD requirements for the year 2003 testing.

Here is the additional information you require:

(d) Statement of changes in Financial Condition:

Cash Balance 1/1/02		$8,784
Funds Received:		
Commission income	$9,048	
Interest income	335	9,383
Total		$18,167
Funds Disbursed:		
Operating expenses	6,632	
Salary drawing	2,006	8,638
Cash Balance 12/31/02		$ 9,529

(h) Computation of Determination of Reserve Requirements persuant to Rule 15c 3-3:

Since Esico Co. deals only in Mutual Funds and has complied with the exemptive provisions under Rule 15c 3-3: this is not applicable.

SAM ABDALA
PUBLIC ACCOUNTANT
3A SOUTH MAIN STREET- BLDG 3A
MARLBORO, NJ 07746
732-780-2742

January 14, 2003

(k) A reconciliation between the audited and unaudited Statement of Financial Condition.

(m) Esico Co. is exempt from S.I.P.C. Assesment Report since it deals only in Mutual Funds. A copy of Certificate of Exclusion from membership is attached.

Very truly yours,

Sam Abdala

Sam Abdala

SIPC-3
(15 - REV 12/02)

SECURITIES INVESTOR PROTECTION CORPORATION

Certification of Exclusion From Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

Name of Broker-Dealer, Address, Designated Examining Authority and 1934 Act registration number:

8 - 16853 NASD
IRVING LOCKER
d/b/a ESICO CO
15 WEST 72ND STREET STE 29-F
NEW YORK, NY 10023

Note: If any of the information shown on the mailing label requires correction, please so indicate on the form filed.

Name and telephone number of person to contact respecting this form:

IRVING LOCKER 212874 7936

certifies that during the year ending **December 31, 2003** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☒ (i) the distribution of shares of registered open end investment companies or unit investment trusts;
- ☐ (ii) the sale of variable annuities;
- ☐ (iii) the business of insurance;
- ☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

State whether during the prior year this organization's business as a broker-dealer consisted exclusively of one or more of items (i) through (iv) above: Yes ☐ No ☐ (if inapplicable, please explain).

The following bylaw was adopted by the Board of Directors:

> *Interest on Assessments.* If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer 's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section 78ddd(c) of the SIPA.

FOR SIPC REVIEWER

DATES: ________ ________ ________
Postmarked Received Reviewed

Complete: ____________________

Exceptions:

Disposition of Exceptions:

The broker or dealer submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 2 day of JAN., 2003

ESICO CO.
(Name of Corporation, Partnership or other organization)

Irving Locker OWNER
(Authorized signature) (Title)

Return this completed form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: ESICO CO. [0013]

SEC File Number: 8- 16853 [0014]

Address of Principal Place of Business: 15 W. 72 ST. #29E [0020]

NEW YORK [0021] NY [0022] 10023 [0023]

Firm ID: 1705 [0015]

For Period Beginning 1/1/02 [0024] And Ending 12/31/02 [0025]

Name and telephone number of person to contact in regard to this report:

Name: IRWING LOCKER [0030] Phone: 212-874-7936 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ☒ [0041]

Check here if respondent is filing an audited report ☒ [0042]

ASSETS

Consolidated [0198] Unconsolidated [0199]

		Allowable	Non-Allowable	Total
1.	Cash	9528 [0200]		9528 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	[0810]
3.	Receivables from non-customers	[0355]	[0600]	[0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		[0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost 42300 [0130]			
	B. At estimated fair value	[0440]	42300 [0610]	42300 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	[0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			

7.	Secured demand notes market value of collateral:	[0470]	[0640]	[0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	[0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	[0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	[0920]
11.	Other assets	[0535]	[0735]	[0930]
12.	**TOTAL ASSETS**	9528 [0540]	42300 [0740]	51828 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	[1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	[1560]
	B. Other	[1115]	[1305]	[1540]
15.	Payable to non-customers	[1155]	[1355]	[1610]
16.	Securities sold not yet purchased, at market value		[1360]	[1620]
17.	Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		[1690]
	B. Secured	[1211]	[1390]	[1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	[1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	[1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]

1. from outsiders

____ [1000]

2. Includes equity subordination (15c3-1(d)) of

____ [1010]

D.	Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20.	TOTAL LIABLITIES	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	51828 [1770]
22.	Partnership (limited partners ____ [1020])	[1780]
23.	Corporations:	
A.	Preferred stock	[1791]
B.	Common stock	[1792]
C.	Additional paid-in capital	[1793]
D.	Retained earnings	[1794]
E.	Total	[1795]
F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	51828 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	51828 [1810]

STATEMENT OF INCOME (LOSS)

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange		[3935]
	b. Commissions on listed option transactions		[3938]
	c. All other securities commissions	9048	[3939]
	d. Total securities commissions	9048	[3940]
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		[3945]
	b. From all other trading		[3949]
	c. Total gain (loss)		[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue	335	[3995]
9.	Total revenue	9383	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. Includes interest on accounts subject to subordination agreements [4070]		
14.	Regulatory fees and expenses	634	[4195]
15.	Other expenses	5998	[4100]

16.	Total expenses	6632 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		2751 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a.	After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
a.	After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		2751 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	(3310) [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☒ [4550]

B. (k) (2)(A)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(B)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		51828 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		51828 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		51828 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	42300 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	42300 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		9528 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	

B. Subordinated securities borrowings ____ [3670]

C. Trading and investment securities:

1. Exempted securities ____ [3735]

2. Debt securities ____ [3733]

3. Options ____ [3730]

4. Other securities ____ [3734]

D. Undue Concentration ____ [3650]

E. Other (List)

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
	[3736]

0 [3740]

10. Net Capital 9528 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) 0 [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) 5000 [3758]

13. Net capital requirement (greater of line 11 or 12) 5000 [3760]

14. Excess net capital (line 10 less 13) 4528 [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19) 9528 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition 0 [3790]

17. Add:

A. Drafts for immediate credit ____ [3800]

B.	Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C.	Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			[3820]	[3830]
19.	Total aggregate indebtedness			0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accurals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699] Omit Pennies		

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			51084 [4240]
	A.	Net income (loss)		2251 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	2007 [4272])	(2007) [4270]
2.	Balance, end of period (From item 1800)			51828 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		0 [4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Schedule I** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

Report for period beginning 01/01/2002 [8005] and ending 12/31/2002 [8006]

SEC File Number: 16853 [8011]

Firm ID: 1705

1. Name of Broker Dealer: ESICO CO. [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name: ______ [8053]	Phone: ______ [8057]
Name: ______ [8054]	Phone: ______ [8058]
Name: ______ [8055]	Phone: ______ [8059]
Name: ______ [8056]	Phone: ______ [8060]

3.	Respondent conducts a securities business exclusively with registered broker-dealers:	Yes ○	No ◉	[8073]
4.	Respondent is registered as a specialist on a national securities exchange:	Yes ○	No ◉	[8074]
5.	Respondent makes markets in the following securities:			
	(a) equity securities	Yes ○	No ◉	[8075]
	(b) municipals	Yes ○	No ◉	[8076]
	(c) other debt instruments	Yes ○	No ◉	[8077]
6.	Respondent is registered solely as a municipal bond dealer:	Yes ○	No ◉	[8078]
7.	Respondent is an insurance company or an affiliate of an insurance company:	Yes ○	No ◉	[8079]
8.	Respondent carries its own public accounts:	Yes ○	No ◉	[8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a) Public customer accounts ______ [8080]

	(b)	Omnibus accounts	[8081]
10.		Respondent clears its public customer and/or proprietary accounts:	Yes ○ No ⦿ [8085]
11.		Respondent clears its public customer accounts in the following manner:	
	(a)	Direct Mail (New York Stock Exchange Members Only)	☐ [8086]
	(b)	Self Clearing	☐ [8087]
	(c)	Omnibus	☐ [8088]
	(d)	Introducing	☐ [8089]
	(e)	Other	☐ [8090]
	(f)	Not Applicable	☑ [8091]
12.	(a)	Respondent maintains membership(s) on national securities exchange(s):	Yes ○ No ⦿ [8100]
	(b)	Names of national securities exchange(s) in which respondent maintains memberships:	
		(1) American	☐ [8120]
		(2) Boston	☐ [8121]
		(3) CBOE	☐ [8122]
		(4) Midwest	☐ [8123]
		(5) New York	☐ [8124]
		(6) Philadelphia	☐ [8125]
		(7) Pacific Coast	☐ [8126]
		(8) Other	☐ [8129]
13.		Employees:	
	(a)	Number of full-time employees	0 [8101]
	(b)	Number of full-time employees registered representatives employed by respondent included in 13(a)	0 [8102]
14.		Number of NASDAQ stocks respondent makes market	0 [8103]
15.		Total number of underwriting syndicates respondent was a member	0 [8104]
16.		Number of respondent's public customer transactions:	Actual ○ Estimate ○
	(a)	equity securities transactions effected on a national securities exchange	[8107]
	(b)	equity securities transactions effected other than on a national securities exchange	[8108]
	(c)	commodity, bond, option, and other transactions effected on or off a national securities exchange	[8109]

17.	Respondent is a member of the Securities Investor Protection Corporation		Yes ○ No ● [8111]
18.	Number of branch officies operated by respondent		0 [8112]
19.	(a)	Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank	Yes ○ No ● [8130]
	(b)	Name of parent or affiliate	[8131]
	(c)	Type of institution	[8132]
20.	Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank		Yes ○ No ● [8113]
21.	(a)	Respondent is a subsidiary of a registered broker-dealer	Yes ○ No ● [8114]
	(b)	Name of parent	[8116]
22.	Respondent is a subsidiary of a parent which is not a registered broker or dealer		Yes ○ No ● [8115]
23.	Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations:		Yes ○ No ● [8117]

* Required in any Schedule I filed for the calender year 1978 and succeeding years.

24.	Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income	0 [8151]